APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Clara B's Kitchen Table

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
First Mid Checking	296.87
Total Bank Accounts	**$296.87**
Total Current Assets	**$296.87**
Fixed Assets	
Accumulated Depreciation	0.00
Accumulated Depreciation	-8,778.00
Total Accumulated Depreciation	**-8,778.00**
Machinery & Equipment	4,113.09
Vehicles	0.00
Original cost	40,952.00
Total Vehicles	**40,952.00**
Total Fixed Assets	**$36,287.09**
TOTAL ASSETS	**$36,583.96**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
5th Third	2,624.66
AMEX	9,655.75
Chase Slate	371.93
Chase VISA	1,041.17
Credit One Mastercard (deleted)	722.39
Credit One VISA (deleted)	184.56
Discover Card (deleted)	281.64
U.S. Bank Card (deleted)	72.62
Total Credit Cards	**$14,954.72**
Other Current Liabilities	
Loan Payable	14,000.00
Total Other Current Liabilities	**$14,000.00**
Total Current Liabilities	**$28,954.72**
Long-Term Liabilities	
Notes Payable	29,370.94
Total Long-Term Liabilities	**$29,370.94**
Total Liabilities	**$58,325.66**
Equity	
Opening Balance Equity	0.00
Owner's Investment	19,984.67
Retained Earnings	0.00
Net Income	-41,726.37
Total Equity	**$ -21,741.70**
TOTAL LIABILITIES AND EQUITY	**$36,583.96**

Clara B's Kitchen Table

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	9,214.40
Total Income	**$9,214.40**
Cost of Goods Sold	
Supplies & Materials	13,746.15
Total Cost of Goods Sold	**$13,746.15**
GROSS PROFIT	**$ -4,531.75**
Expenses	
Advertising & Marketing	1,154.60
Auto Supplies	176.16
Bank Charges & Fees	1,820.27
Business Travel & Lodging	264.56
Car & Truck	1,539.46
Charitable Contribution	1,500.00
Contractors	1,214.56
Gas/Propane	503.28
Insurance	764.93
Legal & Professional Services	103.20
Meals & Entertainment	227.64
Office Supplies & Software	9,617.84
Office/General Administrative Expenses	1,279.51
Payroll Expenses	0.00
Payroll Wage Expenses	5,330.25
Total Payroll Expenses	**5,330.25**
Rent & Lease	139.60
Repairs & Maintenance	24.73
Gas	10.83
Total Repairs & Maintenance	**35.56**
Taxes & Licenses	2,745.43
Total Expenses	**$28,416.85**
NET OPERATING INCOME	**$ -32,948.60**
Other Income	
Interest Earned	0.23
Total Other Income	**$0.23**
Other Expenses	
Depreciation	8,778.00
Total Other Expenses	**$8,778.00**
NET OTHER INCOME	**$ -8,777.77**
NET INCOME	**$ -41,726.37**

Clara B's Kitchen Table

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-41,726.37
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accumulated Depreciation:Accumulated Depreciation	8,778.00
5th Third	2,624.66
AMEX	9,655.75
Chase Slate	371.93
Chase VISA	1,041.17
Credit One Mastercard (deleted)	722.39
Credit One VISA (deleted)	184.56
Discover Card (deleted)	281.64
U.S. Bank Card (deleted)	72.62
Loan Payable	14,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**37,732.72**
Net cash provided by operating activities	**$ -3,993.65**
INVESTING ACTIVITIES	
Machinery & Equipment	-4,113.09
Vehicles:Original cost	-40,952.00
Net cash provided by investing activities	**$ -45,065.09**
FINANCING ACTIVITIES	
Notes Payable	29,370.94
Opening Balance Equity	0.00
Owner's Investment	19,984.67
Net cash provided by financing activities	**$49,355.61**
NET CASH INCREASE FOR PERIOD	**$296.87**
CASH AT END OF PERIOD	**$296.87**

I, Jodie Ferguson, certify that:

1. The financial statements of Clara B's LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Clara B's LLC included in this Form reflects accurately the information reported on the tax return for Clara B's LLC for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   *Jodie Ferguson*

Name: Jodie Ferguson

Title: Member-Manager